Exhibit 99.1

VisionChina Media Announces ADS Ratio Change

BEIJING, Nov. 28, 2012 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, announced today that the ratio for its American Depositary Shares (the “ADSs”) representing common shares of VisionChina Media will change from one (1) ADS representing one (1) common share to one (1) ADS representing twenty (20) common shares (the “ratio change”) effective as of December 12, 2012. The record holders of VisionChina Media’s current ADSs at the close of business on December 11, 2012 will be required to surrender their certificates to the Bank of New York Mellon, as depositary, on a mandatory basis in order to exchange every twenty current ADSs for one new ADS.

The Bank of New York Mellon will contact the ADS holders and arrange for the exchange of their current ADSs for new ADSs. There will be no change to VisionChina Media’s underlying common shares in connection with the ratio change. As a result of this ratio change, the trading price of the ADSs is expected to automatically increase proportionally. However, VisionChina Media cannot give any assurance that the trading price of the new ADSs will be equal to or greater than the trading price of the current ADSs multiplied by the change in the ratio.

On July 13, 2012, VisionChina Media received a letter from the Nasdaq Stock Market informing VisionChina Media that its ADSs have not met the $1.00 minimum bid price requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), VisionChina Media has a grace period of 180 calendar days, or until January 9, 2013, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of VisionChina Media’s ADSs must meet or exceed $1.00 per ADS for a minimum of ten consecutive business days during this 180-day grace period. VisionChina Media believes the expected price increase in its ADSs following this ratio change will enable VisionChina Media to regain compliance with the minimum bid price requirement.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2012, VisionChina Media’s advertising network included 107,821 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract.  VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in VisionChina Media’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. VisionChina Media does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Sharon Wu
VisionChina Media Inc.
Tel: +86-189-2677-2096
E-mail: sharon.wu@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86 135-1001-0107
Email: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: visn@ogilvy.com